August 9, 2010

BY ELECTRONIC SUBMISSION

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:	Research In Motion Limited
Response to comment letter dated July 26, 2010

Dear Mr. Spirgel:

This letter is in response to the comment letter dated July 26, 2010 (the “Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to Mr. Brian Bidulka, Chief Financial Officer of Research In Motion Limited (the “Company”).  The Company’s responses to the Letter set forth below are keyed to the sequential numbering of the comments and the headings used in the Letter.

COMMENT:

Form 40-F for the Year Ended February 27, 2010

Exhibit 1.2
Audited Consolidated Financial Statements
4. Cash, Cash Equivalents and Investments, page 17
5. Fair Value Measurements, page 19

1.
We note your response to comment one from our letter dated May 24, 2010.  Please disclose your policy for determining which short-term, highly liquid investments that satisfy the cash equivalent definition are treated as cash equivalents.  Tell us why it is appropriate to classify certain investments, notably, commercial paper, corporate notes/bonds and government-sponsored enterprise notes both as cash equivalents and short-term investment.  Refer to ASC Topic 230-10-45-6.

Response:

The Company classifies its various investment holdings in accordance with the applicable United States Generally Accepted Accounting Principles (“U.S. GAAP”) standards.  For cash and cash equivalents, the Company applies the provisions of ASC 230 Statement of Cash Flows (“ASC 230”), which defines cash equivalents as short-term, highly liquid investments that are both: (a) readily convertible to known amounts of cash; and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.  ASC 230 further specifies that generally, only investments with original maturities of three months or less qualify under that definition.

Cash Equivalents

The Company’s policy for classification of investments as Cash Equivalents, as disclosed in Note 1 of the notes to the Company’s consolidated financial statements for the fiscal year ended February 27, 2010, is as follows:  “Cash and cash equivalents consist of balances with banks and liquid investments with maturities of three months or less at the date of acquisition.”

As of each reporting date, the Company performs an assessment of the nature, term and intent for each of the securities in its investment portfolio, including commercial paper and corporate notes/bonds, and government sponsored enterprise notes (“GSEN”). Documentation to support the proper classification and external presentation requirements under U.S. GAAP is prepared and maintained in the Company’s books and records.

In determining the appropriate classification of investments as at February 27, 2010, the Company considered the characteristics of each investment, including the applicable investment rating, its liquidity and the original term/maturity date.  The Company’s portfolio of holdings of commercial paper and corporate notes/bonds, and GSEN classified as cash equivalents as at February 27, 2010 consistent of 45 investments, all with investment grade ratings of A-2 or higher.  Ratings information was obtained through Bloomberg and represents external data from Standard & Poor’s and Moody’s Investor Services (“Moody’s”).    The high quality ratings are a key factor that increases the trading activity and demand for instruments, thereby increasing the liquidity of such instruments.  Further, the original maturity terms associated with each of the purchases mean that the investments will be converted into a known amount of cash within a maximum of 90 days after the initial acquisition.  The combination of the high liquidity characteristics and the associated short original maturity terms of the applicable investments demonstrate that there is an insignificant risk of change in value because of changes in market interest rates over the remaining term of the securities.  The maturity dates of the investments also fall within the three month quantitative guideline for classification as cash equivalents provided in the Company’s accounting policy for cash equivalents and in ASC 230.

Finally, it is the Company’s practice to utilize these types of highly liquid investments as an integral part of its approach for the management of short-term excess cash balances.  The instruments classified as cash equivalents can be characterized as temporary or short-term placements of excess cash and are not part of a long-term investment approach.  Therefore, the Company concluded that presentation of these investments as cash equivalents is appropriate as it is consistent with the Company’s strategy to manage its cash position and operating funds.

Short-Term Investments

The Company’s policy for classification of investments as Short-Term Investments, as disclosed in Note 1 of the notes to the Company’s consolidated financial statements for the fiscal year ended February 27, 2010, is as follows:  “Investments with maturities of one year or less, as well as any investments that management intends to hold for less than one year, are classified as short-term investments.  Investments with maturities in excess of one year are classified as long-term investments.”

As at February 27, 2010, the Company’s portfolio consisted of 16 investments in commercial paper and corporate bonds/notes, and eight investments in GSEN.  For items in these two categories, the latest maturity date was Dec 31, 2010, which was less than one year from the Company’s fiscal year end.

Although the investments classified as cash equivalents and short-term investments all (1) have high quality investment grade ratings; (2) form an integral part of the Company’s approach for the management of short-term excess cash balances; and (3) do not form part of a long-term strategy, and lack an associated intent  of the Company to hold the investments for a period beyond a year, the items were classified as short-term investments rather than cash equivalents because the original term for these investments is in excess of three months.

The Company recognizes that ASC Topic 230-10-45-6 does permit cash equivalents to be classified as short-term investments.  However, based on the definitions set out in ASC 230 and the specific terms and characteristics of its investments, the Company concluded that it is more appropriate to classify its investments with an original term of 90 days or less as cash equivalents as the criteria for classification as such have been met, and to classify investments with an original term in excess of 90 days that will mature within one year of the reporting date as short-term investments as the criteria for such classification have been met.  In reaching these conclusions, the Company believes that the information presented more accurately reflects its approach to the management of its cash balances and concluded that the presentation provides more useful and relevant information to the users of the Company’s consolidated financial statements.

COMMENT:

2.
It remains unclear to us if you rely on third parties to determine the fair value of your investments or merely to obtain observable inputs consisting primarily of quoted prices.  Also we note that you use  “standard observable inputs” to determine the fair value of various investments such as banker acceptances, term deposits/certificates, commercial paper and corporate notes/bonds classified as Level 2 but do not disclose the inputs specific to each investment category.  Please revise your proposed disclosure as follows.  For each major Level 2 and Level 3 investment category that you identified on page 20, please disclose how you estimated fair value and

	•	disclose the underlying valuation technique used and pertinent valuation inputs.
•
if you utilize internally developed models to estimate fair value to corroborate or in lieu of third party valuations, please describe the model in detail, how it differs from other model-based valuation techniques and how it incorporates pertinent market-based observable inputs.  State whether you use this model to determine the ultimate fair value of all your investments.

	•	describe your set tolerance level for third party pricing inputs, to the extent you adjust such inputs.
	•	distinguish the inputs and related valuation that you utilize for both active markets and markets that are not active.
	•	quantitatively and qualitatively describe how you evaluated the significant characteristics of your major investments to determine the relevant inputs.

Please provide us your proposed disclosure.

Response:

In an effort to further clarify the Company’s processes to establish the fair value of individual investments, an overview of the procedures performed by the Company is outlined below.

Process for Establishing Fair Value

In determining the fair value of its investment holdings, the Company does not solely rely on pricing obtained from State Street Global Pricing Services (“State Street”), its investment custodian and independent pricing service, to establish fair value of those securities that are not actively traded.  The Company first performs its own pricing of the investments in the portfolio using standard/recognized valuation methods based on observable inputs outlined in the Company’s revised disclosure in Appendix A to this response, and subsequently compares this output to the State Street pricing data to corroborate the independent pricing information utilized for the determination of the fair value of its investments.

Overview of Internal Pricing Process

Initially, the observable inputs used in the Company’s pricing analysis (outlined in Appendix A for each investment category) for each investment category are obtained from Bloomberg.  The Company does not use any proprietary valuation techniques/models.  The models used in the determination of the fair value of its portfolio are industry standard cash flow models as further described in Appendix A.  Independent of the Company’s process, State Street determines its own pricing for the same categories and list of investments and provides the results to the Company.  If the difference between the Company’s price and the State Street price for an individual security exceeds a pre-determined threshold (plus or minus half of a basis point as at February 27, 2010), the Company will question or challenge the State Street result through State Street’s standard challenge process.  The Company has submitted pricing challenges to State Street on several occasions, and on at least one occasion, State Street has modified its pricing to align with the Company’s internal analysis.  For all other instances, the Company has adopted the pricing provided by State Street as its fair value for the particular investment.  For any challenge submitted, the Company maintains the documentation provided to State Street as well as the revised pricing analysis for its accounting records.  This demonstrates that the Company regularly corroborates the validity of the final pricing/fair value received from external parties.

State Street Pricing Methodologies

In addition to the comparison of fair values outlined above, the Company has a detailed understanding of the pricing methodologies and the observable inputs used by the agencies that provide pricing information to State Street.  Further, State Street has provided the Company with an overview of its valuation methodologies that are utilized for the pricing of specific asset classes and this process documentation is used to assess the reasonableness of its methodologies and inputs.   State Street also engages an independent third party to provide a SAS opinion on its pricing practices and internal controls, which the Company reviews to ensure that the design and operation of the internal controls are satisfactory.

For bankers’ acceptances term deposits/certificates and commercial paper, State Street utilizes an amortized cost approach as the short-term nature of the securities approximates fair value.  For corporate notes/bonds (other than those classified as level 3), U.S. treasury bills/notes, non-U.S. treasury bills/notes, U.S. GSEN, non-U.S. GSEN and asset backed securities, the independent third party provides fair values determined from quoted prices that it obtains from vendors. The prices are reviewed for completeness, tolerance and accuracy by the independent third party based on its documented practices.  The Company then corroborates the fair values received from State Street against the results of its internal valuation in order to corroborate the pricing provided by State Street.

GSEN and Asset Backed Securities

As at February 27, 2010, the Company’s investment portfolio included approximately $450 million of both US based and non-US based GSEN, and $400 million of asset back securities that were categorized as Level 2 fair value measures in Note 5 to the consolidated financial statements for the year ended February 27, 2010.  The Company concluded that it is appropriate to include the fair value of these investments in Level 2 as observable inputs for each of the individual items in these categories were available as of the reporting date.  An outline of the categories of investments, and their primary observable inputs are as follows (see Appendix A for further details):

•
Prices for U.S. GSEN are determined from quoted prices from vendors for identical securities as provided by U.S. government bond dealers or prices as provided by the published index of US Agency securities.  This is considered to be an observable input and as such, meets the criteria for classification as a Level 2 fair value measurement.

•
Prices for non-U.S. GSEN are determined from quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings.  Quoted prices from vendors for identical securities are observable by market participants.  All of the inputs used in the fair value determination are readily obtainable from Bloomberg and observable to market participants.  As such, the Company concluded that disclosure of these investments as a Level 2 fair value measurement was appropriate;

•
Prices for Asset Backed Securities are determined using quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for different observable inputs such as differences in swap rates and spreads, credit ratings, pricing changes relative to asset class, priority in capital structure, principal payment windows, and maturity dates.  The Company obtains the inputs from either Bloomberg or Moody’s and as such, the inputs are observable to market participants. Therefore, the Company concluded that disclosure of these investments as a Level 2 fair value measurement was appropriate.

Revised Disclosure

As requested in the Letter, the Company’s proposed revised disclosure to address the requirements outlined by the Staff is included in Appendix A to this response.  The revised disclosure includes: (1) an expanded number of investment categories for disclosure in its fair value note to the consolidated financial statements, and (2) additional qualitative discussion of the valuation techniques, observable inputs and overall process utilized to establish the fair value of its Level 2 and Level 3 investments.   The disclosure

will be included in future filings and the Company will also expand its tabular presentation of investment categories to match the categories identified in Appendix A.

*                      *                      *

In connection with this response letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please contact me directly at (519) 888-7465 with any further questions concerning this letter or the Response.

Yours truly,

RESEARCH IN MOTION LIMITED

/s/ Brian Bidulka
Brian Bidulka, CA
Chief Financial Officer

cc:	Karima Bawa, Esq., Senior Vice President, Legal
S. Grant Gardiner, Esq., Corporate Secretary and Assistant General Counsel
Members of the Audit & Risk Management Committee of the Company’s Board of Directors:
Barbara Stymiest, John Richardson, David Kerr and Antonio Viana-Baptista
Bill Demers, Ernst & Young LLP
Boris Pavlin, Ernst & Young LLP
Riccardo Leofanti, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey Kerbel, Esq., Bennett Jones LLP

Appendix A – Proposed Revised Fair Value Disclosure

The carrying amounts of the Company’s cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.

The fair values of money market funds were derived from quoted prices in active markets for identical assets or liabilities.

For bankers’ acceptances term deposits/certificates and commercial paper, the independent third party utilizes amortized cost because of the short-term nature of the securities this approximates fair value.  For corporate notes/bonds (other than those classified as level 3), U.S. treasury bills/notes, non-U.S. treasury bills/notes, U.S. government sponsored enterprise notes, non-U.S. government sponsored enterprise notes and asset backed securities, the independent third party provides fair values determined from quoted prices that it obtains from vendors. The prices are reviewed for completeness, tolerance and accuracy by the independent third party based on its documented practices.  The Company then corroborates the fair values received from the independent third party against the results of its internal valuation in order to corroborate the pricing provided by the independent third party.

The Company corroborates the fair values provided by the independent third party for bankers’ acceptances by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, and credit ratings.  The bankers’ acceptances held by the Company are all issued by major banking organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for term deposits/certificates by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings.  The term deposits/certificates held by the Company are all issued by major banking organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for commercial paper by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, dealer placed rates and credit ratings.  The commercial paper held by the Company are all issued by financing or capital organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for corporate notes/bonds (other than those classified as level 3) by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, yield curves, swap rates, credit ratings, industry comparable trades and spread history.   The corporate notes/bonds held by the Company are all issued by major corporate organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. Treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers.  All U.S. Treasury bills/notes held by the Company are issued by the United States Department of the Treasury and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. Treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit rating.  All non-U.S. Treasury bills/notes held by the Company are issued by the Government of Canada and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers or prices as provided by the published index of US Agency securities.  The U.S. government sponsored enterprise notes held by the Company are primarily agency notes issued by government organizations such as Freddie Mac and Fannie Mae and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The non-U.S. government sponsored enterprise notes held by the Company are primarily issued by investment banks backed by European countries and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for asset backed securities by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for different observable inputs such as differences in swap rates and spreads, credit ratings, pricing changes relative to asset class, priority in capital structure, principal payment windows, and maturity dates.  All asset backed securities held by the Company are issued by government or consumer agencies and are primarily backed by commercial mortgages, residential mortgages backed by government agencies, automobile loans and credit card debt.  All asset backed securities held by the Company have investment grade ratings.

Fair values for all investment categories provided by the independent third party that are in excess of half a basis point from the fair values determined by the Company are communicated to the third party for consideration of reasonableness.  The independent third party considers the information provided by the Company before determining whether a change in the original pricing is warranted.

The fair values of corporate notes/bonds classified as Level 3, which represent investments in securities for which there is not an active market, are estimated via cash flow pricing methodology using unobservable inputs such as actual monthly interest and principal payments received, maturity rates of holdings, historical prices realized on sales, defaults experienced, maturity extension risk, pricing for similar securities, collateral value, and recovery value for similar securities. The corporate notes/bonds classified as Level 3 held by the Company consist of securities received in a payment-in-kind distribution from a former structured investment vehicle.  The fair value includes a write-down of $3.8M taken in 2008.

The fair value of auction rate securities is estimated using a discounted cash flow model incorporating maturity dates, contractual terms and assumptions concerning liquidity and credit adjustments of the security sponsor to determine timing and amount of future cash flows.

The fair value of currency forward contracts and currency option contracts has been determined using notional and exercise values, transaction rates, market quoted currency spot rates and interest rate yield curves. For currency forward contracts and currency option contracts, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.